Exhibit 99.1

JinkoSolar Announces Fourth Quarter and Full Year 2017 Financial Results

SHANGHAI, China, March 22, 2018 -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), a global leader in the solar PV industry, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2017.

Fourth Quarter 2017 Highlights

•	Total solar module shipments were 2,481 megawatts ("MW") (including 14 MW to be used in the Company’s overseas downstream solar projects), an increase of 4.5% from 2,374 MW in the third quarter of 2017 and an increase of 43.1% from 1,733 MW in the fourth quarter of 2016.
•	Total revenues were RMB6.35 billion (US$976.4 million), a decrease of 1.0% from the third quarter of 2017 and an increase of 24.0% from the fourth quarter of 2016.
•	Gross margin was 11.6%, compared with 12.0% in the third quarter of 2017 and 14.3% in the fourth quarter of 2016.
•	Income from operations was RMB91.3 million (US$14.0 million), compared with RMB91.9 million in the third quarter of 2017 and RMB77.9 million in the fourth quarter of 2016.
•	Net income attributable to the Company’s ordinary shareholders from continuing operations was RMB22.5 million (US$3.5 million) in the fourth quarter of 2017, compared with RMB11.3 million in the third quarter of 2017 and RMB145.8 million in the fourth quarter of 2016.
•	Diluted earnings per American depositary share ("ADS") from continuing operations were RMB0.68 (US$0.12).
•	Non-GAAP net income attributable to the Company's ordinary shareholders from continuing operations in the fourth quarter of 2017 was RMB41.5 million (US$6.4 million), compared with RMB25.9 million in the third quarter of 2017 and RMB218.2 million in the fourth quarter of 2016.
•	Non-GAAP basic and diluted earnings per ADS from continuing operations were RMB1.28 (US$0.20) and RMB1.24 (US$0.20), respectively, in the fourth quarter of 2017.

Full Year 2017 Highlights

•	Total solar module shipments were 9,807 MW (including 14 MW to be used in the Company’s overseas downstream solar projects), an increase of 47.3% from 6,656 MW for the full year 2016.
•	Total revenues for the full year 2017 were RMB26.47 billion (US$4.07 billion), an increase of 23.7% from RMB21.40 billion for the full year 2016.

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•	Gross margin was 11.3% for the full year 2017, compared with 18.1% for the full year 2016.
•	Income from operations was RMB325.3 million (US$50.0 million), compared with RMB1.35 billion for the full year 2016.
•	Net income attribute to the Company’s ordinary shareholders from continuing operations was RMB141.7 million (US$21.8 million) for the full year 2017, compared with RMB990.7 million for the full year 2016.
•	Diluted earnings per ADS from continuing operations for the full year 2017 were RMB4.32 (US$0.68), compared with RMB30.52 for the full year 2016.
•	Total diluted earnings per ADS from continuing and discontinued operations for the full year 2017 were RMB4.32 (US$0.68), compared with RMB56.12 for the full year 2016.
•	Non-GAAP net income attributable to the Company’s ordinary shareholders from continuing operations for the full year 2017 was RMB209.0 million (US$32.1 million), compared with RMB1.27 billion for the full year 2016.
•	Non-GAAP basic and diluted earnings per ADS from continuing operations for the full year 2017 were RMB6.48 (US$1.00) and RMB6.36 (US$0.96), respectively.

Mr. Kangping Chen, JinkoSolar's Chief Executive Officer commented,

“We shipped 2,481MW of solar modules during the quarter while generating total revenues of $976.4 million. For the full year 2017, we further strengthened our leading global position in terms of global market share by shipping 9,807MW of solar modules, a 47.3% increase from 2016. Our gross margin was 11.3% for the year, compared to 18.1% in 2016, partially as a result of increased collaboration with OEM partners to meet surging market demand, especially in the first half of 2017, and higher raw material costs. We believe our gross margin and bottom line have ample room for improvement in 2018 as a result of the decrease in raw material costs, our reduced use of OEM, and enhanced cost structure supported by technology and supply chain management initiatives. We are confident in our ability to further expand our global market share in 2018.”

“While many of the details from the Section 201 petition have yet to be ironed out, we have finalized plans to invest in the construction of an advanced solar module manufacturing facility in the southeastern United States to address local market demand. We will continue to invest in advanced manufacturing capacity overseas based on our global order book and market development. Emerging markets are gradually becoming our biggest growth driver, with demand from Latin America and Australia generating substantial growth momentum and the Middle East and African markets expected to rise in the coming year. We will continue to allocate more resources towards these high-growth markets in order to further solidify the long-term sustainable development of JinkoSolar.”

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“During the quarter, we continued to optimize our mono wafer production costs and have made substantial progress in crystalizing, cutting and argon recycling during the mono wafer production process. We broke our own world record during the quarter when solar cell efficiency for our P-type mono-crystalline PERC cell hit 23.45%. We also made solid progress in developing N type Hydride Oxide Thin Film (HOT) technology, with an industry-leading 21.9% in average cell efficiency during mass production. With demand increasing, we also plan to expand our production capacity of bifacial cell plus bifacial duo glass modules.”

“We expect global demand to continue growing in 2018. This growth will mostly be driven by the emerging markets. With the cost of solar energy continuing to decrease and support for clean energy globally increasing, solar energy is becoming more and more competitive and are being applied more widely. We are very confident in the industry’s long-term sustainability and prospects.”

Fourth Quarter 2017 Financial Results

Total Revenues

Total revenues in the fourth quarter of 2017 were RMB6.35 billion (US$976.4 million), a decrease of 1.0% from RMB6.42 billion in the third quarter of 2017 and an increase of 24.0% from RMB5.12 billion in the fourth quarter of 2016. The sequential decrease was mainly attributable to a decrease in the shipment of silicon wafers and solar cells in the fourth quarter of 2017. The year-over-year increase was mainly attributable to an increase in solar module shipments, which was partially offset by a decline in the average selling price of solar modules in 2017.

Gross Profit and Gross Margin

Gross profit in the fourth quarter of 2017 was RMB735.3 million (US$113.0 million), compared with RMB772.4 million in the third quarter of 2017 and RMB730.0 million in the fourth quarter of 2016. The sequential decrease was mainly attributable to a slight decline in the gross margin of solar modules in the fourth quarter of 2017. The year-over-year increase was mainly attributable to an increase in solar module shipments, which was partially offset by a decline in the average selling price of solar modules in 2017.

Gross margin was 11.6% in the fourth quarter of 2017, compared with 12.0% in the third quarter of 2017 and 14.3% in the fourth quarter of 2016. The sequential decrease was mainly attributable to an increase in polysilicon cost and the appreciation of the RMB against the US dollar. The year-over-year decrease was mainly attributable to a decline in the average selling price of solar modules in the fourth quarter of 2017.

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Income from Operations and Operating Margin

Income from operations in the fourth quarter of 2017 was RMB91.3 million (US$14.0 million), compared with RMB91.9 million in the third quarter of 2017 and RMB77.9 million in the fourth quarter of 2016. Operating margin in the fourth quarter of 2017 was 1.4%, compared with 1.4% in the third quarter of 2017 and 1.5% in the fourth quarter of 2016.

Total operating expenses in the fourth quarter of 2017 were RMB644.0 million (US$99.0 million), a decrease of 5.4% from RMB680.5 million in the third quarter of 2017 and a decrease of 1.2% from RMB652.1 million in the fourth quarter of 2016. The sequential decease was mainly due to a disposal gain in property, plant and equipment, which was partially offset by an increase in provision for accounts receivable. The year-over-year decrease was primarily due to a disposal gain in property, plant and equipment, which was partially offset by an increase in shipping costs.

Total operating expenses accounted for 10.1% of total revenues in the fourth quarter of 2017, compared to 10.6% in the third quarter of 2017 and 12.7% in the fourth quarter of 2016.

Interest Expense, Net

Net interest expense in the fourth quarter of 2017 was RMB55.6 million (US$8.5 million), an increase of 6.2% from RMB52.3 million in the third quarter of 2017 and a decrease of 25.5% from RMB74.5 million in the fourth quarter of 2016. The year-over-year decrease was due to a decrease in interest expenses associated with the Company’s convertible senior notes, US$61.1 million of which were repurchased in the first quarter of 2017.

Exchange Gain / (Loss), Net

The Company recorded a net exchange loss (including change in fair value of forward contracts) of RMB33.9 million (US$5.2 million) in the fourth quarter of 2017, compared to a net exchange loss of RMB49.3 million in the third quarter of 2017 and a net exchange gain of RMB17.7 million in the fourth quarter of 2016. The sequential and year-over-year changes were primarily due to the continued depreciation of the US dollar against the RMB.

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Income Tax Expense / (Benefit), Net

The Company recorded an income tax expense of RMB31.1 million (US$4.8 million) in the fourth quarter of 2017, compared with an income tax expense of RMB4.5 million in the third quarter of 2017 and an income tax benefit of RMB49.2 million in the fourth quarter of 2016.

Net Income and Earnings per Share

Net income attributable to the Company’s ordinary shareholders from continuing operations in the fourth quarter of 2017 was RMB22.5 million (US$3.5 million), compared with RMB11.3 million in the third quarter of 2017 and RMB145.8 million in the fourth quarter of 2016.

Basic and diluted earnings per ordinary share from continuing operations were both of RMB0.17 (US$0.03), during the fourth quarter of 2017. This translates into basic and diluted earnings per ADS from continuing operations both of RMB0.68 (US$0.12).

Non-GAAP net income in the fourth quarter of 2017 was RMB41.5 million (US$6.4 million), compared with RMB25.9 million in the third quarter of 2017 and RMB218.2 million in the fourth quarter of 2016.

Non-GAAP basic and diluted earnings per ordinary share from continuing operations were RMB0.32 (US$0.05) and RMB0.31 (US$0.05), respectively, during the fourth quarter of 2017. This translates into non-GAAP basic and diluted earnings per ADS from continuing operations of RMB1.28 (US$0.20) and RMB1.24 (US$0.20), respectively.

Financial Position

As of December 31, 2017, the Company had RMB2.76 billion (US$424.4 million) in cash and cash equivalents and restricted cash, compared with RMB2.82 billion as of December 31, 2016.

As of December 31, 2017, the Company’s accounts receivables due from third parties were RMB4.50 billion (US$691.3 million), compared with RMB4.75 billion as of December 31, 2016.

As of December 31, 2017, the Company’s inventories were RMB4.27 billion (US$656.9 million), compared with RMB4.47 billion as of December 31, 2016.

As of December 31, 2017, the Company's total interest-bearing debts were RMB7.43 billion (US$1.14 billion), compared with RMB6.44 billion as of December 31, 2016.

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Full Year 2017 Financial Results

Total Revenues

Total revenues for the full year 2017 were RMB26.47 billion (US$4.07 billion), an increase of 23.7% from RMB21.40 billion for the full year 2016. The increase in total revenues was mainly attributable to the increase in shipments of solar modules, which was partially offset by a decline in the average selling price of solar modules.

Gross Profit and Gross Margin

Gross profit for the full year 2017 was RMB2.99 billion (US$459.8 million), a decrease of 22.7% from RMB3.87 billion for the full year 2016. Gross margin was 11.3% for the full year 2017, compared with 18.1% for the full year 2016. The decrease was due to a decline in the average selling price of solar modules, increased volume produced by OEM partners and higher polysilicon price during the full year 2017.

Income from Operations and Operating Margin

Income from operations for the full year 2017 was RMB325.3 million (US$50.0 million), compared with RMB1.35 billion for the full year 2016. Operating margin for the full year 2017 was 1.2%, compared with 6.3% for the full year 2016.

Total operating expenses for the full year 2017 were RMB2.67 billion (US$409.8 million), an increase of 5.8% from RMB2.52 billion for the full year 2016. Operating expenses represented 10.1% of total revenues for the full year 2017, compared with 11.8% for the full year 2016. The increase in total operating expenses was primarily due to an increase in shipping costs and warranty costs, which were partially offset by a disposal gain in property, plant and equipment and a decrease in bad debt expenses due to the reversal of allowance for doubtful accounts upon subsequent collections.

Interest Expense, Net

Net interest expense for the full year 2017 was RMB245.5 million (US$37.7 million), a decrease of 31.7% from RMB359.3 million in 2016. The decrease was due to the repurchase of US$232.6 million in convertible senior notes and the repayment of US$123.5 million in bond payables.

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Exchange Gain / (Loss), Net

The Company recorded an exchange loss of RMB122.6 million (US$18.8 million) for the full year 2017 due primarily to deprecation of US dollars against RMB. The Company had net exchange gain of RMB156.2 million in 2016.

Income Tax Expense, Net

The Company recognized an income tax expense of RMB4.6 million (US$0.7 million) for the full year 2017, compared with an income tax expense of RMB257.5 million in 2016.

Net Income and Earnings per Share

Net income attributable to the Company’s ordinary shareholders from continuing operations for the full year 2017 was RMB141.7 million (US$21.8 million), compared with a net income of RMB990.7 million in 2016.

Basic and diluted earnings per share from continuing operations for the full year 2017 were RMB1.10 (US$0.17) and RMB1.08 (US$0.17), respectively. This translates into basic and diluted earnings per ADS from continuing operations of RMB4.40 (US$0.68) and RMB4.32 (US$0.68), respectively.

Non-GAAP net income from continuing operations for the full year 2017 was RMB209.0 million (US$32.1 million), compared with non-GAAP net income of RMB1.27 billion in 2016.

Non-GAAP basic and diluted earnings per share from continuing operations for the full year 2017 were RMB1.62 (US$0.25) and RMB1.59 (US$0.24), respectively, which translates into non-GAAP basic and diluted earnings per ADS from continuing operations of RMB6.48 (US$1.00) and RMB6.36 (US$0.96), respectively.

Fourth Quarter and Full Year 2017 Operational Highlights

Solar Module Shipments

Total solar module shipments in the fourth quarter of 2017 were 2,481 MW, including 14 MW to be used in the Company’s overseas downstream solar projects.

Total solar module shipments in 2017 were 9,807 MW (including14 MW to be used in the Company’s overseas downstream solar projects), compared to 6,656 MW in 2016.

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Solar Products Production Capacity

As of December 31, 2017, the Company's in-house annual silicon wafer, solar cell and solar module production capacity was 8GW, 5GW and 8GW, respectively.

Recent Business Developments

•	In November 2017, JinkoSolar announced that it has been awarded the Cradle-to-Cradle certificate by SGS, the world's leading testing, inspection, verification, and certification organization.
•	In December 2017, JinkoSolar supplied polycrystalline photovoltaic panels to the first solar power plant in Armenia.
•	In January 2018, JinkoSolar announced that its wholly-owned subsidiary, JinkoSolar (U.S.) Inc., has signed a major master solar module supply agreement with a U.S. counterparty.
•	In February 2018, JinkoSolar announced that its world record breaking 1177 MW Sweihan project, co-developed by JinkoSolar, Marubeni, and the Abu Dhabi Electricity and Water Authority, was named as the Large Scale Solar Project of the Year by the Middle East Solar Industry Association.
•	In February 2018, JinkoSolar announced that it closed the follow-on offering of 4,140,000 ADSs, each representing four ordinary shares of the Company, par value US$0.00002 per share, at US$18.15 per ADS. The net proceeds of the follow-on offering to the Company, after deducting underwriting commissions and fees and estimated offering expenses, was approximately US$71.1 million.
•	In March 2018, JinkoSolar announced that it has completed the largest solar power plant in the Aegean region in cooperation with Asunim Turkey, a leading PV project developer and EPC company.

Operations and Business Outlook

First Quarter and Full Year 2018 Guidance

For the first quarter of 2018, the Company estimates total solar module shipments to be in the range of 1.8 GW to 2 GW.

For the full year 2018, the Company estimates total solar module shipments to be in the range of 11.5 GW and 12 GW.

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Conference Call Information

JinkoSolar's management will host an earnings conference call on Thursday, March 22, 2018 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852 3027 6500
U.S. Toll Free:	+1 855-824-5644
Passcode:	08398519#

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, March 29, 2018. The dial-in details for the replay are as follows:

International:	+61 2 8325 2405
U.S.:	+1 646 982 0473
Passcode:	319286604#

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is a global leader in the solar industry. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 8.0 GW for silicon wafers, 5.0 GW for solar cells, and 8.0 GW for solar modules, as of December 31, 2017.

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JinkoSolar has over 12,000 employees across its 8 productions facilities globally, 16 oversea subsidiaries in Japan (2), Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia, South Africa and United Arab Emirates, and global sales offices in China, Hong Kong, Japan, India, Turkey, Germany, Switzerland, United States, Brazil, Chile, Australia, South Africa and United Arab Emirates.

To find out more, please see: www.jinkosolar.com

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income , non-GAAP earnings per Share, non-GAAP earnings per ADS, and non-GAAP diluted weighted average ordinary shares outstanding, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to share-based compensation, convertible senior notes and capped call options:

•	Non-GAAP net income is adjusted to exclude the expenses relating to changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes, exchange gain on the convertible senior notes and capped call options, stock-based compensation, allocation of net income to redeemable non-controlling interests, and accretion to redemption value of redeemable non-controlling interests; given these Non-GAAP net income adjustments above are either related to the Company or its subsidiaries incorporated in Cayman Islands, which are not subject to tax exposures, or related to those subsidiaries with tax loss positions which result in no tax impacts, therefore no tax adjustment is needed in conjunction with these Non-GAAP net income adjustments; and
•	Non-GAAP earnings per Share and non-GAAP earnings per ADS are adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gain on the convertible senior notes and capped call options, stock-based compensation, and accretion to redemption value of redeemable non-controlling interests.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar's current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

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Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 29, 2017, which was RMB6.5063 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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For investor and media inquiries, please contact:

In China:
Sebastian Liu
JinkoSolar Holding Co., Ltd.
Tel: +86 21-5183-3056
Email: ir@jinkosolar.com

Christian Arnell
Christensen
Tel: +86-10-5900-2940
Email: carnell@christensenir.com

In the U.S.:
Ms. Linda Bergkamp

Christensen

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	2016	2017
Continuing operations	RMB	RMB	USD
Revenues from third parties	21,262,113	24,791,272	3,810,349

Revenues from related parties	138,525	1,681,671	258,468

Total revenues	21,400,638	26,472,943	4,068,817

Cost of revenues	(17,531,299)	(23,481,375)	(3,609,021)

Gross profit	3,869,339	2,991,568	459,796

Operating expenses:
Selling and marketing	(1,434,039)	(1,901,358)	(292,233)
General and administrative	(779,567)	(470,845)	(72,368)
Research and development	(181,106)	(294,103)	(45,203)
Impairment of long-lived assets	(125,524)	-	-
Total operating expenses	(2,520,236)	(2,666,306)	(409,804)

Income from operations	1,349,103	325,262	49,992
Interest expenses, net	(359,296)	(245,530)	(37,737)
Change in fair value of derivative liability	24,573	(16,122)	(2,478)
Subsidy income	168,647	147,917	22,734
Exchange gain/(loss), net	208,811	(114,345)	(17,575)
Change in fair value of forward contracts	(52,562)	(8,211)	(1,262)
Change in fair value of convertible senior notes and capped call options	(110,242)	-	-
Other income, net	8,768	59,647	9,168
Investment income	4,902	-	-
Gain on disposal of subsidiaries	5,018	257	40
Income from continuing operations before income taxes	1,247,722	148,875	22,882
Income tax expense	(257,487)	(4,627)	(711)
Equity in income of affiliated companies	-	(2,056)	(316)
Income from continuing operations, net of tax	990,235	142,192	21,855
Discontinued operations
Gain on disposal of discontinued operations	1,007,884	-	-
Income from discontinued operations before income taxes	48,146	-	-
Income tax expense, net	(54,466)	-	-
Income from discontinued operations, net of tax	1,001,564	-	-
Net income	1,991,799	142,192	21,855
Less: Net (loss)/income attributable to non-controlling interests from continuing operations	(433)	486	75
Less: Net income attributable to non-controlling interests from discontinued operations	6,044	-	-
Less: Accretion to redemption value of redeemable non-controlling interests of discontinued operations	159,478	-	-

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	1,826,710	141,706	21,780

Earnings per share for ordinary shareholders, basic
Continuing operations	7.87	1.10	0.17
Discontinued operations	6.64	-	-
Total earnings per share for ordinary shareholders, basic	14.51	1.10	0.17

Earnings per share for ordinary shareholders, diluted
Continuing operations	7.63	1.08	0.17
Discontinued operations	6.40	-	-
Total earnings per share for ordinary shareholders, diluted	14.03	1.08	0.17

Earnings per ADS for ordinary shareholders, basic
Continuing operations	31.48	4.40	0.68
Discontinued operations	26.56	-	-
Total earnings per ADS for ordinary shareholders, basic	58.04	4.40	0.68

Earnings per ADS for ordinary shareholders, diluted
Continuing operations	30.52	4.32	0.68
Discontinued operations	25.60	-	-
Total earnings per ADS for ordinary shareholders, diluted	56.12	4.32	0.68

Weighted average ordinary shares outstanding:
Basic	125,870,272	128,944,330	128,944,330
Diluted	130,590,441	131,687,230	131,687,230

Weighted average ADS outstanding:
Basic	31,467,568	32,236,083	32,236,083
Diluted	32,647,610	32,921,808	32,921,808

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UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	1,991,799	142,192	21,855
Other comprehensive income/(loss):
-Foreign currency translation adjustments	92,202	(81,488)	(12,525)
Comprehensive income	2,084,001	60,704	9,330
Less: comprehensive income attributable to non-controlling interests	5,611	486	75

Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	2,078,390	60,218	9,255

Reconciliation of GAAP and non-GAAP Results(Excluding discontinued operations)

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to ordinary shareholders from continuing operations	990,668	141,706	21,780

Change in fair value of convertible senior notes and capped call options	110,242	-	-

4% of interest expense of convertible senior notes	37,177	1,558	239

Exchange loss on convertible senior notes and capped call options	42,713	840	129

Stock-based compensation expense	89,568	64,868	9,970

Non-GAAP net income attributable to ordinary shareholders from continuing operations	1,270,368	208,972	32,118

Non-GAAP earnings per share attributable to ordinary shareholders from continuing operations -
Basic	10.09	1.62	0.25
Diluted	9.73	1.59	0.24

Non-GAAP earnings per ADS attributable to ordinary shareholders from continuing operations-
Basic	40.36	6.48	1.00
Diluted	38.92	6.36	0.96

Non-GAAP weighted average ordinary shares outstanding
Basic	125,870,272	128,944,330	128,944,330
Diluted	130,590,441	131,687,230	131,687,230

Non-GAAP weighted average ADS outstanding
Basic	31,467,568	32,236,083	32,236,083
Diluted	32,647,610	32,921,808	32,921,808

Results presented herein exclude Jinko Power-related discontinued operations, unless specified otherwise

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended
	December 31, 2016	September 30, 2017	December 31, 2017
Continuing operations	RMB	RMB	RMB	USD
Revenues from third parties	5,085,938	5,958,121	5,171,540	794,851

Revenues from related parties	35,565	461,292	1,181,100	181,532

Total revenues	5,121,503	6,419,413	6,352,640	976,383

Cost of revenues	(4,391,518)	(5,647,016)	(5,617,326)	(863,367)

Gross profit	729,985	772,397	735,314	113,016

Operating expenses:
Selling and marketing	(350,662)	(489,767)	(446,956)	(68,696)
General and administrative	(221,810)	(116,121)	(113,744)	(17,482)
Research and development	(57,231)	(74,652)	(83,271)	(12,798)
Impairment of long-lived assets	(22,377)	-	-	-
Total operating expenses	(652,080)	(680,540)	(643,971)	(98,976)

Income from operations	77,905	91,857	91,343	14,040
Interest expenses, net	(74,538)	(52,286)	(55,551)	(8,538)
Change in fair value of derivative liability	(10,364)	(3,437)	3,333	512
Subsidy income	81,222	14,154	29,533	4,539
Exchange gain/(loss)	17,674	(46,368)	(31,827)	(4,892)
Change in fair value of forward contracts	19	(2,946)	(2,031)	(312)
Change in fair value of convertible senior notes and capped call options	(14,712)	-	-	-
Other income, net	9,437	15,109	20,823	3,200
Gain on disposal of subsidiaries	5,018	-	257	40
Investment income	4,812	-	-	-
Income from continuing operations before income taxes	96,473	16,083	55,880	8,589
Income tax benefit/(expense)	49,200	(4,466)	(31,095)	(4,779)
Equity in income of affiliated companies	-	(438)	(1,424)	(219)
Income from continuing operations, net of tax	145,673	11,179	23,361	3,591
Discontinued operations
Gain on disposal of discontinued operations	1,007,884	-	-	-
(Loss)/income from discontinued operations before income taxes	(97,396)	-	-	-
Income tax expense, net	(53,020)	-	-	-
Income from discontinued operations, net of tax	857,468	-	-	-

Net income	1,003,141	11,179	23,361	3,591
Less: Net (loss)/income attributable to non-controlling interests from continuing operations	(123)	(113)	889	137
Less: Net income attributable to non-controlling interests from discontinued operations	761	-	-	-
Less: Allocation of net income to participating preferred shares issued by discontinued operations	(13,895)	-	-	-
Less: Accretion to redemption value of redeemable non-controlling interests of discontinued operations	16,776	-	-	-
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	999,622	11,292	22,472	3,454

15

Earnings per share for ordinary shareholders, basic
Continuing operations	1.15	0.09	0.17	0.03
Discontinued operations	6.75	-	-	-
Total earnings per share for ordinary shareholders, basic	7.90	0.09	0.17	0.03

Earnings per share for ordinary shareholders, diluted
Continuing operations	1.14	0.08	0.17	0.03
Discontinued operations	6.68	-	-	-
Total earnings per share for ordinary shareholders, diluted	7.82	0.08	0.17	0.03

Earnings per ADS for ordinary shareholders, basic
Continuing operations	4.60	0.36	0.68	0.12
Discontinued operations	27.00	-	-	-
Total earnings per ADS for ordinary shareholders, basic	31.60	0.36	0.68	0.12

Earnings per ADS for ordinary shareholders, diluted
Continuing operations	4.56	0.32	0.68	0.12
Discontinued operations	26.72	-	-	-
Total earnings per ADS for ordinary shareholders, diluted	31.28	0.32	0.68	0.12

Weighted average ordinary shares outstanding:
Basic	126,412,714	130,186,074	130,432,074	130,432,074
Diluted	127,872,331	134,413,564	134,572,596	134,572,596

Weighted average ADS outstanding:
Basic	31,603,178	32,546,519	32,608,019	32,608,019
Diluted	31,968,083	33,603,391	33,643,149	33,643,149

16

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	1,003,141	11,179	23,361	3,591
Other comprehensive income:
-Foreign currency translation adjustments	108,078	(25,226)	(16,308)	(2,507)
Comprehensive income/(loss)	1,111,219	(14,047)	7,053	1,084
Less: Comprehensive income/(loss) attributable to non-controlling interests	638	(113)	889	137
Less:Allocation of net income to participating preferred shares issued by discontinued operations	(13,895)	-	-	-
Comprehensive income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	1,124,476	(13,934)	6,164	947

Reconciliation of GAAP and non-GAAP Results(Excluding discontinued operations)

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to ordinary shareholders from continuing operations	145,796	11,292	22,472	3,454

Change in fair value of convertible senior notes and capped call options	14,712	-	-	-

4% of interest expense of convertible senior notes	5,180	1	1	-

Exchange loss/(gain) on convertible senior notes and capped call options	18,536	(1)	(1)	-

Stock-based compensation expense	33,987	14,645	19,000	2,920

Non-GAAP net income attributable to ordinary shareholders from continuing operations	218,211	25,937	41,472	6,374

Non-GAAP earnings per share attributable to ordinary shareholders from continuing operations -
Basic	1.81	0.20	0.32	0.05
Diluted	1.79	0.19	0.31	0.05

Non-GAAP earnings per ADS attributable to ordinary shareholders from continuing operations -
Basic	7.24	0.80	1.28	0.20
Diluted	7.16	0.76	1.24	0.20

Non-GAAP weighted average ordinary shares outstanding
Basic	126,412,714	130,186,074	130,432,074	130,432,074
Diluted	127,872,331	134,413,564	134,572,596	134,572,596

Non-GAAP weighted average ADS outstanding
Basic	31,603,178	32,546,519	32,608,019	32,608,019
Diluted	31,968,083	33,603,391	33,643,149	33,643,149

Results presented herein exclude Jinko Power-related discontinued operations, unless specified otherwise

17

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2016	December 31, 2017
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	2,501,417	1,928,303	296,375
Restricted cash	318,785	833,072	128,041
Restricted short-term investments	3,333,450	3,237,773	497,636
Short-term investments	71,301	2,685	413
Accounts receivable, net - related parties	1,414,084	2,113,042	324,769
Accounts receivable, net - third parties	4,753,715	4,497,635	691,274
Notes receivable, net - related parties	610,200	-	-
Notes receivable, net - third parties	915,315	571,232	87,797
Advances to suppliers, net - related parties	662	-	-
Advances to suppliers, net - third parties	325,766	397,076	61,029
Inventories, net	4,473,515	4,273,730	656,860
Forward contract receivables	641	-	-
Deferred tax assets	130,676	-	-
Other receivables - related parties	79,125	46,592	7,161
Prepayments and other current assets	766,645	1,706,717	262,317
Total current assets	19,695,297	19,607,857	3,013,672

Non-current assets:
Restricted cash	197,214	248,672	38,220
Project Assets	55,063	473,731	72,811
Long-term investments	7,200	22,322	3,431
Property, plant and equipment, net	4,738,681	6,680,187	1,026,726
Land use rights, net	450,941	443,269	68,129
Intangible assets, net	20,297	25,743	3,956
Deferred tax assets	134,791	275,372	42,324
Other assets - related parties	173,376	146,026	22,444
Other assets - third parties	617,780	713,226	109,621
Total non-current assets	6,395,343	9,028,548	1,387,662

Total assets	26,090,640	28,636,405	4,401,334

18

LIABILITIES
Current liabilities:
Accounts payable - related parties	-	5,329	819
Accounts payable - third parties	4,290,071	4,658,202	715,952
Notes payable - third parties	4,796,766	5,672,497	871,847
Accrued payroll and welfare expenses	582,276	721,380	110,874
Advances from related parties	60,541	37,400	5,748
Advances from third parties	1,376,919	748,959	115,113
Income tax payable	168,112	27,780	4,270
Other payables and accruals	1,019,419	1,804,799	277,391
Other payables due to related parties	76,034	12,333	1,896
Forward contract payables	-	4,521	695
Convertible senior notes - current	423,740	-	-
Deferred tax liabilities	17,074	-	-
Derivative liability - current	10,364	26,486	4,071
Bond payable and accrued interests	-	10,257	1,576
Short-term borrowings from third parties, including current portion of long-term bank borrowings	5,488,629	6,204,440	953,605
Guarantee liabilities to related parties	52,711	28,034	4,309
Total current liabilities	18,362,656	19,962,417	3,068,166

Non-current liabilities:
Long-term borrowings	488,520	379,789	58,373
Accrued income tax - non current	-	6,041	928
Long-term payables	44,015	538,410	82,753
Bond payables	-	298,425	45,867
Accrued warranty costs - non current	511,209	571,718	87,871
Convertible senior notes	-	65	10
Deferred tax liability	50,651	70,122	10,778
Guarantee liabilities to related parties - non current	173,376	120,154	18,467
Total non-current liabilities	1,267,771	1,984,724	305,047

Total liabilities	19,630,427	21,947,141	3,373,213

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 126,733,266 and 132,146,074 shares issued and outstanding as of December 31, 2016 and December 31, 2017, respectively)	18	19	3
Additional paid-in capital	3,145,262	3,313,608	509,292
Statutory reserves	466,253	516,886	79,444
Accumulated other comprehensive income	104,784	23,296	3,580
Treasury stock, at cost; 1,723,200 ordinary shares as of December 31, 2016 and December 31, 2017	(13,876)	(13,876)	(2,132)
Accumulated retained earnings	2,758,268	2,849,341	437,936

Total JinkoSolar Holding Co., Ltd. shareholders' equity	6,460,709	6,689,274	1,028,123

Non-controlling interests	(496)	(10)	(2)

Total liabilities and shareholders' equity	26,090,640	28,636,405	4,401,334

19